September 7, 2006

Via U.S. Mail

Dennis N. Genty
Chief Financial Officer, Secretary and Treasurer
Birner Dental Management Services, Inc.
3801 East Florida Avenue
Suite 508
Denver, Colorado  80210

	Re:	Birner Dental Management Services, Inc.
		Schedule TO-I filed August 31, 2006
		SEC File No. 5-53665

Dear Mr. Genty:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Exhibit (a)(1)(i) - Offer to Purchase
1. We note your indication that you are offering to purchase shares at a purchase price not greater than $28.00 nor less than $17.50 per share. We note that the range you have set is higher than what the staff has previously considered reasonable. Please advise us as to the basis for whether the range you have set constitutes a reasonable one.

The Offer, page 6
	1. Number of Shares; Priority of Purchases; Proration, page 6
2. We note your indication here that you intend to commence payment on the tendered shares within ten business days after the expiration date. The disclosure in the Summary Term Sheet indicates that you do not expect to be able to commence payment for shares until approximately ten business days after the expiration date
(emphasis
added). Considering it would appear that you might not start paying for tendered shares until the 10th day please advise us how this schedule complies with the prompt payment requirement. Refer to Rule
14e-1(c) and Release 34-43069 (July 31, 2000), Commission Guidance on
Mini-Tender Offers and Limited Partnership Tender Offers.
7. Conditions of the Offer, page 14
3. In the "Avoidance of Rule 13e-3 Transaction" condition, we note that you indicate that you may amend or terminate the offer if the purchase of your shares would result in your common stock no longer being authorized for trading on the Nasdaq Capital Market. Please revise this condition to indicate under what circumstances your common stock might be no longer authorized for trading on the Nasdaq
Capital
Market, so that it is clear how this condition might be triggered.
4. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the reference to "threatened" in the "No Legal Prohibition" Condition. Please revise to clarify the condition in accordance with this comment.
	11. Source and Amount of Funds, page 26
5. We note that the offer remains subject to a financing condition.
In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed (i.e. the financing condition is satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise us of your intent in this regard.
6. Confirm to us that when the financing is complete, you will file the relevant loan agreement as an exhibit in accordance with Item 1016(b) of Regulation M-A and that you will update this disclosure to provide information regarding the interest rate of the Loan.
7. Please disclose whether you have any alternative financial arrangements in place in the event your primary financing plans fall through. See Item 1007(b) of Regulation M-A.



	12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares, page 26
8. We note the disclosure you have provided with respect to the beneficial ownership of shares held by officers and directors. We note that some of them hold in excess of 5% and are subject to the reporting obligations of Section 13 of the Exchange Act. It appears that Schedules 13G have been filed by Messrs. F. Birner, M. Birner and
Genty in the past, however, it is not clear under which subsection of
Rule 13d-1 these filers are relying upon. We presume that these individuals are filing under either Rule 13d-1(c) or (d), however, this is not made clear on the face of the Schedules 13G. Further, it is not clear why amendments to these filings have not been made over the past 5-6 years as it would appear that the share ownership of each of these individuals has changed. Please advise.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (303) 607-3600:

Douglas R. Wright, Esq.
Faegre & Benson LLP
Birner Dental Management Services, Inc.
September 7, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE